15026672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST INVESTORS CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 WALL STREET, 10TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANCIS X. GANNON 732-855-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 PARK AVE (Address) NEW YORK (City) NY (State) 10154-0102 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 26 2015 REGISTRATIONS BRANCH 17

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
First Investors Corporation:

We have audited the accompanying statement of financial condition of First Investors Corporation as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of First Investors Corporation as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 24, 2015

FIRST INVESTORS CORPORATION

(a wholly-owned subsidiary of First Investors Consolidated Corporation)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

(in US dollars, except per share information)

ASSETS		
Cash and cash equivalents	$	14,130,563
Cash and cash equivalents - restricted		4,240,836
Receivable from dealers		221,559
Receivable from customers		890,999
Receivable from funds - shares redeemed		1,874,860
Receivable from parent and affiliated companies		422,428
Deferred sales commissions		373,673
Prepaid and other current assets		1,182,865
Income tax receivable		84,602
Equipment and leasehold improvements (net of accumulated depreciation of $1,265,608)		1,810,100
Deferred income tax assets		944,000
Other Assets		575,410
TOTAL ASSETS	**$**	**26,751,895**
LIABILITIES		
Payable to customers - securities purchased	$	5,056,126
Accrued commissions payable		1,766,830
Payable to dealers		868,986
Accounts payable and other liabilities		4,903,113
Payable to affiliated companies		1,407,273
Deferred compensation		629,175
TOTAL LIABILITIES		14,631,503
SHAREHOLDER'S EQUITY		
Common Stock (no par value; $5 stated value; 200 shares authorized, issued and outstanding)		1,000
Additional paid in capital		71,965,826
Accumulated deficit		(59,846,434)
TOTAL SHAREHOLDER'S EQUITY		12,120,392
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$**	**26,751,895**

(See accompanying notes to the financial statements)